UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Ready Mix, Inc.
(Name of Issuer)
Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
755747102
(CUSIP Number)

Bradley E. Larson Chief Executive Officer Meadow Valley Corporation 4602 East Thomas Road Phoenix, Arizona 85018 (602) 437-5400
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)
with copies to:
Ronald J. Lieberman, Esq. Hunton & Williams LLP Bank of America Plaza Suite 4100 600 Peachtree Street, N.E. Atlanta, Georgia 30308-2216 (404) 888-4000

February 2, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 755747102	13D

1.	NAMES OF REPORTING PERSONS Bradley E. Larson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 13,416
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 13,416
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,416
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 755747102	13D

1.	NAMES OF REPORTING PERSONS Meadow Valley Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not applicable.
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D/A

EXPLANATORY NOTES: This Amendment No. 4 (this “Amendment”) amends the Schedule 13D filed by Meadow Valley Corporation, a Nevada corporation (“Meadow Valley”), on July 12, 2007, as amended by Amendment No. 1 thereto filed by Meadow Valley on July 23, 2007, Amendment No. 2 thereto filed by Meadow Valley on August 23, 2007, and Amendment No. 3 thereto filed by Meadow Valley and Bradley E. Larson (collectively, the “Reporting Persons”1) on January 5, 2009 (as so amended, the “Schedule 13D”) with the Securities and Exchange Commission relating to the common stock, par value $0.001 per share (“Common Stock”), of Ready Mix, Inc., a Nevada corporation (the “Issuer”).  The Reporting Persons have entered into a Joint Filing Agreement, dated as of February 3, 2009, a copy of which is attached as Exhibit 99.1 hereto.  This Amendment is the final amendment to the Schedule 13D and serves as an exit filing for the Reporting Persons with respect to the Common Stock.  Capitalized terms used but not defined in this Amendment shall have the meanings given in the Schedule 13D.

On February 2, 2009 (the “Effective Time”), Meadow Valley consummated the merger transaction (the “Merger”) contemplated by the Agreement and Plan of Merger, dated as of July 28, 2008 (the “Merger Agreement”), among Phoenix Parent Corp. (n/k/a Meadow Valley Parent Corp.), a Delaware corporation (“Parent”), Phoenix Merger Sub, Inc., a Nevada corporation and wholly-owned subsidiary of Parent (“Merger Sub”), and Meadow Valley.  As a result of the Merger, Merger Sub merged with and into Meadow Valley, with Meadow Valley continuing as the surviving entity.

As set forth in the Schedule 13D, Meadow Valley was previously the beneficial owner of 2,645,212 shares of the Common Stock.  As of the Effective Time, the board of directors of Meadow Valley declared a dividend of the 2,645,212 shares of Common Stock held by Meadow Valley to Parent (the “Distribution”).  Therefore, as of February 2, 2009, Meadow Valley no longer beneficially owns any Common Stock of the Issuer.

As set forth in the Schedule 13D, Mr. Larson was previously the beneficial owner of 2,658,628 shares of the Common Stock, representing 13,416 shares of Common Stock issuable upon the exercise of fully-vested options and 2,645,212 shares of Common Stock held by Meadow Valley.  As a result of the Distribution, Mr. Larson beneficially owns 13,416 shares of Common Stock, representing 0.4% of the Common Stock.  Therefore, as of February 2, 2009, Mr. Larson no longer beneficially owns more than 5% of the Common Stock of the Issuer.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and supplemented as follows:

(a) - (b) As of February 2, 2009, Meadow Valley no longer beneficially own any shares of the Common Stock and no longer has sole or shared power, directly or indirectly, to vote or direct the vote or to dispose or direct the disposition of any shares of the Common Stock.

As of February 2, 2009, Mr. Larson beneficially owns 13,416 shares, or 0.4%, of the Common Stock, consisting of vested options to purchase 6,750 shares of Common Stock with an exercise price of $11.00 and vested options to purchase 6,666 shares of Common Stock with an exercise price of $10.35.  As of February 2, 2009, Mr. Larson has sole voting and dispositive power with respect to 13,416 shares of the Common Stock issuable upon the exercise of fully-vested options.

(c)  The Reporting Persons effected the following transactions in the Common Stock in the past 60 days: on February 2, 2009, in connection with the consummation of the transactions contemplated by the Merger Agreement, Meadow Valley disposed of 2,645,212 shares of the Common Stock by effecting a dividend of those shares to Parent.  During the past 60 days, no transactions in the Common Stock have been effected by the other persons named in Item 2 of the Schedule 13D.

1 Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a “person” for any purpose other than for compliance with Section 13(d) of the Act.

(d)  None.

(e)  Each of the Reporting Persons ceased to be the beneficial owner more than 5% of the Common Stock on February 2, 2009.

Item 6.  Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended and supplemented as follows:

Meadow Valley was previously party to a Stock Pledge Agreement, dated as of November 29, 2005, with Wells Fargo Equipment Finance, Inc., as assignee of The CIT Group/Equipment Financing, Inc. (“CIT/Wells Fargo”), and Corporate Stock Transfer (the “Stock Pledge Agreement”), pursuant to which 2,025,000 shares of the Common Stock were pledged as collateral for loans made by CIT/Wells Fargo to Meadow Valley or its subsidiaries.  On February 2, 2009, in connection with the consummation of the transactions contemplated by the Merger Agreement, the Stock Pledge Agreement and all the shares of Common Stock pledged thereunder were released by CIT/Wells Fargo.

In connection with the consummation of the transactions contemplated by the Merger Agreement, Meadow Valley disposed of 2,645,212 shares of the Common Stock by effecting a dividend of those shares to Parent.

Except as otherwise described in the Schedule 13D, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the shares of Common Stock, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons named in Item 2 of the Schedule 13D and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such shares, other than standard default and similar provisions contained in loan agreements.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated February 3, 2009.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 4, 2009

MEADOW VALLEY CORPORATION

By:	/s/ David D. Doty
	Name:	David D. Doty
	Title:	Chief Financial Officer

BRADLEY E. LARSON

/s/ Bradley E. Larson